Exhibit (b)(1)

Citibank, N.A., London Branch
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

1 November 2014

Publicis Groupe S.A.
133 Avenue de Champs Elysées
75008 Paris

Attention:                              Jean Michel Etienne
Chief Financial Officer

Dear Sirs,

Commitment Letter (the “Commitment Letter”) relating to $3,500,000,000 364-day Term Loan Facility (the “Facility”)

You have advised us that you, (the “Company”), desire to establish the Facility, the proceeds of which would be used to fund the acquisition (the “Acquisition”) of a company whose identity is known by both the Company and us (the “Target”) and to fund any fees, costs and expenses related thereto.

1. Joinder of Additional MLAs

Citibank, N.A., London Branch or any of its affiliates (“Citigroup”) and you may, at any time following the date this letter is executed and delivered by you and us, appoint additional joint mandated lead arrangers, mutually acceptable to Citigroup and to you, chosen from among the Approved List (or their affiliates) in a manner reasonably determined and acceptable to you and Citigroup (an “Additional MLA”) provided that each Additional MLA for the Facility shall receive fees no greater than a pro rata share (determined by reference to its commitment with respect to the Facility) of each of the Ticking Fee and Participation Fee.

It further being understood that:

(i)                                  the commitment of Citigroup hereunder will be reduced dollar-for-dollar by the amount of the commitments of each such Additional MLA (or its relevant affiliate) under the Facility, upon the execution of joinder or amendment documentation reasonably satisfactory to you and Citigroup (a “Joinder Agreement”);

(ii)                              no Additional MLAs (nor any affiliate thereof) shall receive greater economics in respect of any of the Facility than those received by Citigroup; and

(iii)                          notwithstanding the accession of any such Additional MLA, any consent, amendment or waivers under any Document shall be binding on each party to such Document if agreed between you and Citigroup.

Each party hereto agrees to execute such Joinder Agreements, amendments and other documents as are required to give effect to this Section.

2.                                    Commitment Terms

Citigroup is pleased to inform you of its commitment to provide the entire amount of the Facility, and its agreement to act as exclusive co-ordinator, underwriter, arranger, bookrunner and facility agent in respect of the Facility, in each case subject to the terms and conditions described in this letter and the Term Sheet attached at Annex I (the “Term Sheet”) and the agency fee letter (the “Agency Fee Letter”) and the arrangement fee letter (the “Fee Letter”) of even date herewith. This letter and the Term Sheet and the Fee Letter and Agency Fee Letter are referred to collectively as the “Documents”.

Unless a contrary indication appears, a term defined in any Document has the same meaning when used in this letter. “Merger Agreement” means the Merger Agreement dated as of the date hereof among the Company, 1926 Merger Sub Inc. and Target.

3.                                    Conditions Precedent

Citigroup’s commitment and agreement hereunder are subject solely to the conditions set forth in this Section 3 and in the Term Sheet under the heading “Conditions Precedent to Drawing”:

(i)                                no public offer (that has been accepted by the Company) having been made in respect of the shares of the Company and no Change of Control (as defined in the Existing Facility Agreement) having been consummated with the Company’s consent;

(ii)                            the Acquisition having been publicly announced by the Company on or within two business days of the date of this letter;

(iii)                        the negotiation, execution and delivery of definitive documentation with respect to the Facility (collectively, the “Facility Documentation”), which shall be consistent with the Term Sheet and customary and appropriate for transactions of this nature provided that, notwithstanding anything in this Commitment Letter (including the Term Sheet), the Fee Letter, the Facility Documentation or any other agreement or other undertaking concerning the financing of the Acquisition to the contrary:

(A)                          the only representations the making of which shall be a condition to availability of the Facility on the Closing Date shall be:

(1)                            such of the representations made by the Target in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that you have the right to terminate your obligations under the Merger Agreement as a result of a breach of such representations (determined without regard to whether any notice is required to be delivered by you); and

(2)                              the Specified Representations (as defined below);

(B)                           the terms of the Facility Documentation shall be in a form such that they do not impair availability of the Facility on the Closing Date if the conditions set forth in this Section 3 and under the heading “Conditions Precedent to Drawing” in the Term Sheet are satisfied; and

For purposes hereof, “Specified Representations” means the representations and warranties set forth in the Term Sheet relating to status, binding obligations, validity and admissibility in evidence, non conflict of the Facility Documentation in any material respect with constitutive documents of the Company, corporate power and authority to enter into the Facility Documentation, Federal Reserve margin regulations, compliance with US, EU and UN sanctions and anti-money laundering, anti-corruption (including, without limitation, the Foreign Corrupt Practices Act) (which US, EU and UN sanction and anti-money laundering and anti-corruption laws (including the Foreign Corrupt Practices Act) representations shall be in the form attached to the Term Sheet at Appendix 1, under the heading “REPRESENTATION”) and (in the case of a Borrower incorporated in the United States of America) compliance with the Investment Company Act and the execution, delivery and enforceability of the Facility Documentation;

(iv)                        the payment in full of all fees and, to the extent invoiced at least two business days prior to the Closing Date, expenses and other amounts payable under the Documents, in each case to the extent due and payable on or prior to the Closing Date; and

(v)                            the contemplated transaction proceeding on a friendly (agreed) basis (provided that, for the avoidance of doubt, the consummation of the Acquisition in accordance with the Merger Agreement will satisfy this condition).

4.                                    Syndication

4.1                          Citigroup reserves the right, prior to or after the execution of definitive Facility Documentation, to syndicate all or a portion of its commitment to one or more other financial institutions that are either: (A) on the list of financial institutions contained at (Annex II) (the “Approved List”) (or an affiliate thereof) or (B) acceptable to you and Citigroup (each acting reasonably) (the financial institutions becoming parties to the Facility Documentation being collectively referred to herein as the “Lenders”). Such syndication will be managed by Citigroup. Citigroup or affiliates will act as arranger with respect to the Facility and will manage all aspects of the syndication in consultation with you, including the timing of all offers to potential Lenders, the acceptance of commitments, and the determination of the amounts offered and the compensation provided. The completion or success of such syndication is not a condition to our commitment hereunder and our commitment will remain in force (but, for the avoidance of doubt as reduced pursuant to the accession of any Additional MLA pursuant to Section 1 (Joinder of Additional MLAs) that becomes a party hereto in accordance with the terms of this letter) until funding of the Facility notwithstanding syndication.

4.2                          You agree to take all such commercially reasonable action as Citigroup may reasonably request to assist it in forming a syndicate acceptable to it. Your assistance in forming such a syndicate shall include but not be limited to: (i) making your senior management and representatives available to participate in information meetings with potential Lenders at such times and places as Citigroup may reasonably request; (ii) using your commercially reasonable best efforts to ensure that the syndication efforts benefit from your lending relationships; and (iii) providing Citigroup with all information in your possession reasonably deemed necessary by it to complete the syndication successfully..

4.3                          You agree to provide assistance in relation to the preparation, with the assistance of Citigroup, of an information package containing all relevant information including, but not limited to, information about the Group and how the proceeds of the Facility will be applied (the “Information Package”). The Company shall approve the Information Package before Citigroup distributes it to potential Lenders on the Company’s behalf.

4.4                          To ensure an orderly and effective syndication of the Facility, you agree that until Successful Syndication has been achieved or, if earlier, 120 days after the signing of the Facility Agreement, you will not, and will not permit any of your affiliates to, syndicate or issue or announce or authorise the announcement of the syndication or issuance of any debt facility (including the establishment of a series of bilateral arrangements) or debt securities (not including any renewals or replacements thereof) in the commercial bank or capital markets, without the prior written consent of Citigroup, which shall not be unreasonably withheld or delayed; provided that the foregoing shall not limit your ability to (i) issue commercial paper, (ii) utilise your existing bilateral facilities, revolving credit agreement and other debt commitments or other short-term debt programmes currently in place, (iii) issue equity securities, (iv) issue debt securities, the Net Issue Proceeds of which are applied to reduce the Facility Amount in accordance with the terms of this Commitment Letter, (v) renew, refinance or replace the Company’s €45,000,000 bilateral facility with Société Générale (for no greater amount) and utilise such facility as so renewed, refinanced or replaced and (vi) incur other indebtedness up to €25,000,000 in the aggregate.

4.5                          You agree that Citigroup (or its affiliates) will act as the sole arranger and bookrunner for the Facility and that no additional arrangers or bookrunners, will be appointed, or other titles conferred, without Citigroup’s consent. You agree that no Lender will receive any compensation of any kind for its participation in the Facility, except as expressly provided for in the Fee Letter or in Annex I or as agreed between you and Citigroup.

4.6                          The commitment and agreement of Citigroup hereunder and the commitment of any Lender that issues a commitment to provide financing under the Facility are made solely for your benefit and may not be assigned or transferred by you or otherwise relied upon by any other person.

4.7                          You and Citigroup shall negotiate in good faith and use all reasonable commercial endeavours to procure that the Facility Agreement is executed within 45 days of the date of this letter. If, notwithstanding your compliance with the foregoing, the Facility Agreement has not been executed by such time, you shall continue to negotiate in good faith and use all reasonable commercial endeavours to procure that the Facility Agreement is executed as soon as reasonably practicable thereafter and, in addition, you shall use all reasonable commercial endeavours to procure that the Additional MLAs appointed in accordance with the terms of Section 1 above accede to this Commitment Letter in accordance with the terms of Section 1 (Joinder of Additional MLAs).

Ticking Fee

4.8                          The Company shall pay a ticking fee (the “Ticking Fee”) to Citigroup (and any other Additional MLA) calculated and payable as follows, and accruing from and including the date of the Commitment Letter, and to but excluding the Signing Date. The Ticking Fee rate shall equal, as of any day after the date of the Commitment Letter that occurs:

(i)                                from and including the date of the Commitment Letter up to but excluding the date falling 45 days after the date of the Commitment Letter, zero;

(ii)                            from and including the date falling 45 days after the date of the Commitment Letter up to but excluding the date falling 75 days after the date of the Commitment Letter, 0.08% per annum;

(iii)                         from and including the date falling 75 days after the date of the Commitment Letter up to but excluding the date falling 105 days after the date of the Commitment Letter, 0.12% per annum; and

(iv)                        from and including the date falling 105 days the date of the Commitment Letter, 0.14% per annum,

in each case payable on the unused and uncancelled Facility Amount as then in effect. The accrued Ticking Fee is payable monthly in arrears until the Signing Date, on the Signing Date and upon any termination of the Commitment Letter in accordance with its terms. For the avoidance of doubt, the Ticking Fee will cease to accrue on the earlier of the date immediately prior to the earlier of (i) the Signing Date and (ii) the date of the termination of this Commitment Letter in accordance with its terms.

5.                                    Commitment Termination

5.1                          Citigroup’s commitment and agreement (and that of any Additional MLAs) set forth in the Documents will automatically terminate on 30 July 2015.

5.2                         Prior to such date, Citigroup’s commitment and agreement under the Documents (and that of any Additional MLA) may be terminated:

(i)                                  by you at any time at your option; or

(ii)                            by Citigroup (or, as applicable any Additional MLA), upon the termination of the Merger Agreement in accordance with its terms.

The provisions of the Fee Letter, the Agency Fee Letter and Section 4 (Syndication), 6 (Indemnification and expenses), 7 (Limited Disclosure and Conflicts) and 10 (Governing Law and Jurisdiction) hereof shall survive the expiration or termination of Citigroup’s commitment and agreement hereunder and all fees, expenses and other amounts payable under the Documents shall remain due and payable following such expiration or termination.

5.3                          The Facility Amount shall be automatically reduced in an amount equal to any Net Issue Proceeds received by any member of the Group. Such reduction shall cancel the commitments of Citigroup and each Additional MLA hereunder rateably. The Company shall promptly notify Citigroup and each Additional MLA upon receipt of any Net Issue Proceeds by any member of the Group.

6.                                  Indemnification and expenses

6.1                          Whether or not the Facility Documentation is signed, you hereby indemnify and agree to hold harmless Citigroup (and, upon their accession, each Additional MLA) and each of its and their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities, and all reasonable and documented out-of pocket costs, legal expenses (including, without limitation, the reasonable fees, disbursements and other charges of one legal counsel (and in the case of an actual conflict of interest, one additional counsel to each group of affected Indemnified Parties that are similarly situated, taken as a whole, with respect to such conflict of interest and which affected Indemnified Parties inform you of such conflict) and, if reasonably necessary, one local counsel in each relevant jurisdiction (which may include a single special counsel acting in multiple jurisdictions)) and other expenses (all together “Losses”) that may be incurred by or awarded against any Indemnified Party, in each case arising out of or in connection with any claims, investigation, litigation or proceeding (or the preparation of any defence with respect thereto) commenced or threatened in relation to the Documents or the Facility Documentation (or the transactions contemplated hereby or thereby), the use of the proceeds of the Facility or the Acquisition, whether or not such claim, investigation, litigation or proceeding is brought by you, any of your shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto, provided that the foregoing indemnity will not, as to any Indemnified Party, apply to (i) Losses to the extent they (A) are found by a final, non-appealable judgment of a court of competent jurisdiction to arise from the gross negligence (including faute lourde), willful misconduct (including dol) or bad faith of the applicable Indemnified Party or any Related Indemnified Party (as hereinafter defined), (B) result from a claim brought by the Company against an Indemnified Party for a material breach of such Indemnified Party’s obligations under this Commitment Letter, the Fee Letter or the Facility Documentation, if the Company has obtained a final and non-appealable judgment in its favor on such claims as determined by a court of competent jurisdiction, (ii) any settlement entered into by such Indemnified Party without the Company’s written consent (such consent not to be unreasonably withheld, conditioned or delayed) and (iii) any disputes solely among the Indemnified Parties and not arising out of or in connection with any act or omission of any Company (other than a dispute involving a claim against any Indemnified Party solely in its capacity as an arranger, agent or similar role in connection with the Facility). The foregoing provisions shall survive and continue after the Facility Documentation is signed.

6.2                            Notwithstanding any other provisions herein to the contrary, neither you nor any Indemnified Party shall be liable for any indirect, special, exemplary, incidental, punitive or consequential damages arising out of, in connection with, or as a direct result of the other transactions contemplated by this Commitment Letter even if advised of the possibility thereof; provided that nothing contained in this sentence shall limit your indemnity and reimbursement obligations to the extent such special, indirect, punitive or consequential damages are included in any third party claim in connection with which such Indemnified Party is entitled to indemnification hereunder. The foregoing provision shall be superseded in each case by the applicable provisions contained in the definitive Facility Documentation upon execution thereof and thereafter shall have no further force and effect.

6.3                            The Company shall promptly on demand pay the Agent, the Mandated Lead Arranger, the Bookrunner and the Underwriter the amount of all reasonable and documented out-of-pocket costs and expenses (including legal fees) reasonably incurred by any of them in connection with:

(i)      the negotiation, preparation, printing and execution of the Facility Documentation and the Documents; and

(ii)                            Syndication,

whether or not the Facility Documentation is signed.

7.                                    Limited Disclosure and Conflicts

7.1                            You and Citigroup and each Additional MLA agree that the Documents are for confidential use only and that neither their existence nor the terms thereof will be disclosed by you or Citigroup to any person other than your, or Citigroup’s and Citigroup’s affiliates’ (respectively), officers, directors, employees, accountants, attorneys and other advisors, and then only on a “need to know” basis in connection with the transactions contemplated thereby and on a confidential basis; provided that you may disclose this Commitment Letter on a confidential basis and the contents hereof (but you may not disclose the Fee Letter or the contents thereof) to the Target and its affiliates and their respective officers, directors, employees, attorneys, accountants and advisors in each case who are directly involved in the consideration of this matter (provided that you also may disclose the “Market Flex” provisions of the Fee Letter (subject to redactions satisfactory to Citigroup)) to such persons. Notwithstanding the foregoing, following your return of your executed copies of the Documents to us as provided below:

(i)                              you or Citigroup may make public disclosure of the existence and amount of Citigroup’s commitment and of its agreement to act as arranger hereunder and the identity of the agent bank;

(ii)                            you or Citigroup may file a copy of this letter (but not the Fee Letter) in any public record in which it is required by law to be filed;

(iii)                      (1) you may make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, or requested by any competent administrative, regulatory or judiciary authority to make and (2) Citigroup may make such other public disclosures of the terms and conditions hereof as it is required by law or regulation, or requested by any competent administrative, regulatory or judiciary authority to make;

(iv)                        you and Citigroup may disclose the Commitment Letter to any rating agency in connection with the transactions contemplated hereby to the extent necessary to satisfy their respective obligations or the conditions hereunder;

(v)                            you may disclose the aggregate fee amounts contained in the Fee Letter as part of any financial projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Acquisition and the related transactions to the extent customary or required in offering and marketing materials for the Facility or any other financing or in any public filing relating to the Acquisition and the related transactions; and

(vi)                        Citigroup may disclose the Documents to any potential Lender in connection with Syndication.

7.2                            You should be aware that Citigroup or one or more of its affiliates may be providing financing or other services to third parties whose interests may conflict with yours and by signing this letter you are (subject to the terms of this Section 7.2) consenting to financing or other services being provided to such third parties. Be assured, however, that consistent with Citigroup’s long-standing policy to hold in confidence the affairs of its customers, neither Citigroup nor any of its affiliates will furnish confidential information obtained from you to any of its other customers. By the same token, neither Citigroup nor any of its affiliates will make available to you confidential information that it obtained or may obtain from any other customer.

8.                                    Information

8.1                            You represent and warrant that to the best of your knowledge:

(i)                                all written information (as supplemented from time to time) that has been or will hereafter be made available to Citigroup or any Lender by you or any of your representatives in connection with the transactions contemplated hereby (other than financial projections and other forward looking information and information of a general economic or general industry nature) is and will be when furnished, when taken as a whole and in light of the circumstances when furnished correct in all material respects at the time furnished and does not and will not at the time furnished contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole not materially misleading in light of the circumstances under which such statements were or are made (after giving effect to all supplements thereto); and

(ii)                            all financial projections, if any, that have been or will be prepared by you and made available to Citigroup or any Lender have been or will be prepared in good faith based upon assumptions that you believe to be reasonable at the time made and at the time made available (it being understood that such projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance can be given that the projections will be realised).

8.2                            You agree to supplement the information from time to time to the extent supplementary information is available to you so that the representations and warranties contained in this Section remain correct and acknowledge that Citigroup is acting in reliance on the accuracy of information supplied to it without independent verification.

9.                                    Announcement

It is agreed that no announcements regarding the Facility will be made by Citigroup without the prior written consent of the Company to the terms of such announcement, except to the extent that any such announcement is required under any applicable law, rule or regulation or requested by any competent administrative, regulatory or judiciary authority.

10.                            Governing Law and Jurisdiction

The Documents shall be governed by, and construed in accordance with, the laws of France. The parties hereto submit to the exclusive jurisdiction of the Commercial Court of Paris (Tribunal de Commerce de Paris).  The parties hereto waive any defence of inconvenient forum, which may be available.

11.                            Entire Agreement

The Documents set forth the entire agreement between the parties with respect to the matters addressed therein and supersede all prior communications, written or oral, with respect thereto and may only be modified in writing.  Delivery of an executed copy of any Document by facsimile or other electronic means shall be as effective as delivery of a manually executed document.

Please indicate your acceptance of the provisions hereof by signing the enclosed copy of this letter and the Fee Letter and returning them to us at or before 11:59 p.m. New York City time on November 1, 2014, the time at which the commitment offer and agreement of Citigroup set forth above (if not so accepted prior thereto) will expire. If you elect to deliver the above documents by facsimile or other electronic means, please arrange for the executed originals to follow by next-day courier.

Executed in two original copies on the date stated above.

Yours faithfully

[SIGNATURE PAGES FOLLOW]

Citibank, N.A., London Branch

By:	/s/ Andrew Mason

Name:	Andrew Mason

Title:	Vice President

Commitment Letter – signature page

Accepted and Agreed this 1st day of Nov., 2014:

Publicis Groupe S.A.

By	/s/ Maurice Lévy

Name:

Title:

Commitment Letter – signature page

Annex I – Term Sheet

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TERM SHEET

$3,500,000,000 TERM LOAN FOR

PUBLICIS GROUPE S.A.

1 November 2014

Borrower:

Publicis Groupe S.A. (the “Company”) and/or (at the election of the Company) any subsidiary incorporated in France, the United Kingdom, Republic of Ireland, Belgium, Luxembourg, the Netherlands, Germany or the United States of America (subject to any de minimis minority holding (e.g. directors’ shares) that is required pursuant to applicable law, or is otherwise necessary or advisable due to the jurisdiction and structure of the Borrower) which is wholly-owned directly or indirectly by the Company, provided that the obligation of such subsidiary will be guaranteed by the Company in the form of a French law first demand guarantee (garantie à première demande).

(To the extent that any Borrower is incorporated outside of France, customary provisions (including, without limitation, in relation to tax) shall be included in the Facility Agreement to reflect market practice in those jurisdictions.)

Mandated Lead Arranger and Bookrunner:	Citigroup Global Markets Limited.

Lenders:

Citibank, N.A., London Branch and a syndicate of financial institutions set out on the Approved List (or an affiliate thereof) or otherwise acceptable to the Company and the Mandated Lead Arranger (each acting reasonably).

Agent:	Citibank International Limited.

Facility Description:	An unsecured term loan (the “Facility”).

Facility Amount:	$3,500,000,000 to be made available in US$ only.

Closing Date:	The date of the first draw down under the Facility Agreement.

Signing Date:	The date on which the Facility Agreement is signed

Final Maturity Date:	15 January 2016 (the “Original Maturity Date”), subject to the Extension Option.

Extension Option:

The Company may, at its discretion, extend the Final Maturity Date to the date falling 6 months after the Original Maturity Date (such date being the “Extended Maturity Date”) subject to an extension request being issued to the Agent not less than 45 days and not more than 60 days before the Original Maturity Date and the Extension Fee being paid to the Agent for the account of the Lenders on or before the Original Maturity Date.

Extension Fee:

If the amount of Commitments that are subject to the Extension Option (the “Extended Commitments”) is:

 i.         less than or equal to 50% of the Facility Amount, 0.10% of amount of the Extended Commitments; and

ii.        greater than 50% of the Facility Amount, 0.20% of the Extended Commitments.

Purpose:

To fund, directly or indirectly, the acquisition of the Target (the identity of Target being known by both the Company and the Mandated Lead Arranger) (the “Acquisition”) and any fees, costs and expenses related thereto.

Availability Period:	The Facility will be available for drawing from the Signing Date until the earliest of: i. 30 July 2015; ii. the date the Merger Agreement is terminated in accordance with its terms; and iii. the date on which the Acquisition is consummated.

Certain Funds Availability:

Subject solely to the satisfaction of the conditions precedent set forth under the heading “Conditions Precedent to Drawing” below; on the Closing Date the Company may make a drawing in U.S. dollars up to the Facility Amount.

Certain Funds Representations:

The only representations the making of which shall be a condition to availability of the Facility on the Closing Date shall be:

(1)                              such of the representations made by Target in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that the Company has the right to terminate its obligations under such Merger Agreement as a result of a breach of such representations (determined without regard to whether any notice is required to be delivered by the Company), and

(2)                              the Specified Representations.

For purposes hereof, “ Specified Representations ” means the representations and warranties relating to status, binding obligations, validity and admissibility in evidence, non conflict of the Facility Documentation in any material respect with constitutive documents of the Company, corporate power and authority to enter into the Facility Documentation, Federal Reserve margin regulations, compliance with US, EU and UN sanctions and anti-money laundering and anti-corruption laws (including the Foreign Corrupt Practices Act) (which US, EU and UN sanctions and anti-money laundering and anti-corruption laws (including the

Foreign Corrupt Practices Act) representations shall be in the form attached to the Term Sheet as Appendix 1, under the heading “REPRESENTATION”) and (in the case of a Borrower incorporated in the United States of America) compliance with the Investment Company Act and the execution, delivery and enforceability of the Facility Documentation.

LIBOR Borrowings and Minimum Amount:	At any one time there may be up to 6 Advances outstanding and such advances must be in minimum amounts of $10,000,000 or equivalent and in integral multiples of $5,000,000 or equivalent.

Repayment:	The Advances shall be repaid no later than the Final Maturity Date (as it may be extended pursuant to the Extension Option).

Voluntary Prepayment:

Prepayment of Advances shall be permitted by the Company at any time (subject to 5 Business Days prior written notice), in whole or in part (but, if in part, in minimum amounts of $25,000,000 or equivalent and in integral multiples of $5,000,000 or equivalent).  Any prepayment shall be made together with any accrued but unpaid interest on the amount prepaid and, subject to payment of breakage costs, without premium or penalty. Any amount repaid or prepaid may not be redrawn.

Change of Control:	As per the Existing Facility Agreement (as defined below)

Mandatory Prepayment and Cancellation:

If a Change of Control occurs after the Signing Date, then (i) the Company shall promptly notify the Agent upon becoming aware of the occurrence of that event and, (ii) if so required by the Majority Lenders, the Agent shall, by not less than 30 days’ prior notice to the Company, cancel the Facility and declare all outstanding Advances, together with accrued interest, and all other amounts accrued under the Facility Agreement due and payable, whereupon the Facility will be cancelled immediately and all such outstanding amounts will become due and payable within 30 days.

Notwithstanding anything to the contrary set forth herein, the Facility shall not be cancelled pursuant to the above paragraph if a Change of Control occurs on or prior to the Closing Date, and the Facility will remain available to the Borrower on the Closing Date, subject solely to the satisfaction of the conditions precedent set forth under the heading “Conditions Precedent to Drawing” below.  However, for the avoidance of doubt and without limiting the foregoing, the Lender’s rights set out in the above paragraph shall be exercisable in full following the Closing Date (notwithstanding that any such Change of Control occurred or before the Closing Date) and the Borrower’s failure to comply with its obligations pursuant to clause (ii) of the above paragraph in connection with any Change of Control occurring prior to the Closing Date will result in an Event of Default to the extent set forth herein.

The Company shall ensure that an amount equal to all Net Issue Proceeds is applied towards prepayment of Advances. Any such prepayment shall be made on the last day of the Interest Period of the Advance(s) (or earlier at the Company’s discretion, subject to any applicable break costs) to be prepaid unless an Event of Default is continuing, in which case such amount shall become immediately due and payable.

The amount of any Advance to be repaid will also be applied in reducing the Commitments (to the extent outstanding). If the amount to be applied in prepaying the Advance exceeds the amount of Advances (if any) then outstanding, the Commitments will be automatically reduced in an amount equal to such excess.

“Net Issue Proceeds” means any cash proceeds received by a member of the Group (less all (i) reasonable fees, underwriting discounts and commissions, (ii) taxes and (iii) reasonable costs and expenses properly incurred by any member of the Group in connection therewith) as consideration for any issue, sale or public offering of any debt security or other public or private bond or other debt capital markets issuance (including of any hybrid or equity-linked instrument) or the borrowing of any indebtedness under any bilateral or syndicated credit facility after the Signing Date (other than any bilateral or syndicated credit facility existing on the date hereof, or entered into in order to refinance or replace (in each case, for no greater amount) any bilateral or syndicated credit facility existing on the date hereof).

The Facility shall automatically be cancelled in full immediately on the date on which the Merger Agreement is terminated in accordance with its terms.

Illegality:	As per the Existing Facility Agreement.

Unlawfulness:	As per the Existing Facility Agreement.

Voluntary Cancellation:

Upon 3 Business Days written notice, the Company may cancel without premium or penalty all or part of the Facility (in the case of partial cancellations, in minimum amounts of $25,000,000 and in integral multiples of $5,000,000).

Voluntary Prepayment and/or Cancellation under Specific Circumstances:

The Company may immediately prepay any amount outstanding and cancel the commitment of any Lender which makes a claim under the increased costs, tax gross up, tax indemnity or additional costs provisions.

Commitment Fee:

The Company will pay to the Agent, for the account of the Lenders, a Commitment Fee, from and including the Signing Date, to but excluding the Closing Date.  The Commitment Fee rate shall equal, as of any day after the Signing Date that occurs:

	i.	from and including the date of the Commitment Letter up to but excluding the date falling 45 days after the date of the Commitment Letter, zero;

	ii.	from and including the date falling 45 days after the date of the Commitment Letter up to but excluding the date falling 75 days after the date of the Commitment Letter, 0.08% per annum;

	iii.	from and including the date falling 75 days after the date of the Commitment Letter up to but excluding the date falling 105 days after the date of the Commitment Letter, 0.12% per annum;

	iv.	from and including the date falling 105 days the date of the Commitment Letter, up to but excluding the date falling 135 days after the date of the Commitment Letter, 0.14% per annum; and

	v.	from and including the date falling 135 days from the date of the Commitment Letter 35% of the Margin which would be payable on any Advance outstanding on such date,

in each case payable on the unused and uncancelled Facility Amount as then in effect. Accrued commitment fee is payable monthly in arrears until the Closing Date, on the Closing Date, and in respect of cancelled amounts, at the time a full cancellation is effective (on a pro rata temporis basis).

Margin:

  i.      From and including the Signing Date up to but excluding 15 May 2015, 0.40% per annum;

 ii.      from and including 15 May 2015 up to but excluding 15 July 2015, 0.75% per annum;

iii.      from and including 15 July 2015 up to but excluding 15 October 2015, 1.10% per annum;

iv.      from and including 15 October 2015 up to but excluding 15 January 2016, 1.45% per annum; and

 v.      from and including 15 January 2016, 1.80% per annum,

and subject to the proviso that each applicable margin set out above shall be increased by 0.05 for the duration of any period during which: (i) the Company (A) has a corporate credit rating from S&P of BBB or worse or (B) is not rated by S&P; or (ii) the Company (A) has a corporate family rating from Moody’s of Baa3 or worse or (B) is not rated by Moody’s.

Fees:	As set out in the Fee Letter.

Interest Periods:	The Company may select 1, 2 or 3 months, or such other period as the Facility Agent may agree.

Interest:	The aggregate of:

i. the Margin; and

ii. LIBOR in each case set by reference to Reuters (and, if necessary, the use of linear interpolation) or, if not available, on the basis of rates provided by agreed Reference Banks in each case provided that, if that rate is less than zero, LIBOR shall be deemed to be zero.

Payment of Interest on Advances:	Interest is payable on the last day of each Interest Period.

Business Day:	Means a day (other than a Saturday or Sunday) on which banks are open for general business in Paris, London and New York.

Advance:	Means an Advance made or to be made under the Facility or the principal amount outstanding for the time being of that Advance.

Documentation:

The Facility will be made available under an English language facility agreement (the “Facility Agreement”) based on the form of French law governed €1,200,000,000 multicurrency syndicated facility agreement (the “Existing Facility Agreement”) dated 13 July 2011 and made between the Company, BNP Paribas as the Agent and the arrangers and lenders party thereto (subject to the terms of this Term Sheet and provided that the Company and the Agent may (but shall not be required to) agree to additional revisions based on the current recommended form of syndicated facility agreement of the LMA).

Representations and Warranties:

As per the Existing Facility Agreement and to include:

  i.      customary provisions relating to US margin regulations;

 ii.      the representations attached to this Term Sheet as Appendix 1, under the heading “REPRESENTATION”; and

iii.      (in the case of a Borrower incorporated in the United States of America) customary provisions relating to the

Investment Company Act.

Material Adverse Effect:

“Material Adverse Effect” means a material adverse effect on (i) the ability of the Company to perform its obligations under the Facility Agreement or related Financing Documents or (ii) the validity or enforceability of the Facility Agreement or related Financing Documents or the rights or remedies of any Finance Party thereunder.

Information Undertakings:	As per the Existing Facility Agreement.

General Undertakings:

As per the Existing Facility Agreement and to include:

 i.          customary provisions relating to US margin regulations; and

ii.        the undertakings attached to this Term Sheet as Appendix 1 under the heading “UNDERTAKING”

Event of Default:

As per the Existing Facility Agreement and to include customary automatic acceleration provisions in the case of US bankruptcy proceedings by a Borrower (in the case of a Borrower incorporated in the United States). For the avoidance of doubt, the occurrence of an Event of Default (other than the Event of Default expressly referred to in the conditions precedent set forth under the heading “Conditions Precedent to Drawing” below) on or prior to the Closing Date shall not result in the Facility being cancelled on or prior to the Closing Date, and notwithstanding any such Event of Default, the Facility will remain available to the Borrower on the Closing Date, subject solely to the satisfaction of the conditions precedent set forth under the heading “Conditions Precedent to Drawing” below. However, for the avoidance of doubt and without limiting the foregoing, unless remedied by the Borrower in accordance with the terms of the Facility Agreement, any Event of Default occurring on or prior to the Closing Date will continue thereafter, and the Lenders and the Agent will have the remedies set forth in the Facility Agreement relating thereto.

Majority Lenders:	66-2/3% of Total Commitments.

Assignment and Transfer:

Any Lender will be entitled to assign, novate or otherwise transfer all or any part of its rights and obligations under the Facility to any bank or financial institution subject to the prior written consent of the Company, such consent not to be unreasonably withheld or delayed (and deemed to be given if there is no response with seven Business Days of a request).  No consent shall be required for a transfer to an affiliate of the Lender or to another Lender or whilst an Event of Default is continuing.

In each case, any transfer shall be in respect of a minimum participation of $10,000,000 except if it reduces that Lender’s Commitment to zero or is a transfer to an Affiliate of a Lender.

Conditions Precedent to Drawing:	To be limited to the following:

1.            The Acquisition shall have been or shall be consummated substantially simultaneously with, and in any event within 24 hours following, the Closing Date in accordance with the terms of the Merger Agreement, which shall be in full force and effect on the Closing Date, without there having been (without the prior written consent of the Agent) any amendments or waivers after the date of the Commitment Letter by the Company with respect to: (i) any change in the definition of Company Material Adverse Effect set forth therein, (ii) the Minimum Tender Condition (as defined therein), (iii) any change to Section 9.07(a)(2), Section 9.10(c), Section 9.10(d),

Section 9.11 or the proviso Section 8.03(a) thereof, (iv) any amendment of the purchase price, whether an increase or a decrease (excluding any adjustments provided for in the Merger Agreement)), or (v) any amendments or waivers which could reasonably be expected to have a material adverse effect on the Lenders.

2.            No public offer (that has been accepted by the Company)having been made in respect of the shares of the Company and no Change of Control (as defined in the Existing Facility Agreement) having been consummated with the Company’s consent.

3. No Event of Default then continuing (but only to in relation to the “Insolvency and insolvency proceedings” Event of Default, which shall be as per Clause 21.5 of the Existing Facility Agreement.

4.            A certificate of the Company confirming that it, or the relevant member of the Group making the Acquisition has sufficient funds (when aggregated with the proceeds of the Facility) to finance the Acquisition.

5.            To the extent requested by the Agent at least 7 business days prior to the Signing Date, the Company shall have delivered to the Agent the documentation and other information relating to the Company that is required by regulatory authorities under applicable “know your customer” rules and regulations including PATRIOT Act, prior to the Signing Date.

6. A K-bis extract with respect to the Company not more than one month old.

7. An original non-bankruptcy certificate (certificate de non-faillite) with respect to the Company not more than one month old.

8. TEG Letter countersigned by the Borrower.

9. A copy of the statuts.

10. A copy of a resolution of the supervisory board approving the Facility and the Guarantee (as the case may be).

11. A copy of a resolution of the directory board approving the Facility and the Guarantee (as the case may be).

12. Specimen signatures.

13. A directors certificate.1

14. A customary legal opinion of Linklaters LLP (covering validity and enforceability matters only)

15. A customary legal opinion of the Company’s legal counsel (covering capacity matters only).

16. The published, 2014 financial statements for the half-year and the audited financial statements for the financial year ending 2013.

17.    Evidence that, substantially simultaneously (and in any case within 24 hours following the Closing Date, all fees and, to the extent invoiced at least two business days prior to the Closing Date, expenses and other amounts payable under the

1                                           In the case of a Borrower incorporated in the United States of America, this will include (1) a long-form good standing certificate, (2) its organizational documents, (3) resolutions of its governing body (and, if required by applicable law or its organizational documents, of its equity holders), (4) specimen signatures, (5) an officer’s certificate (or its equivalent), (6) a solvency certificate and (7) if necessary under the US margin regulations, a duly-completed Form U-1.

Documents, have been or will be paid, in each case to the extent due and payable on or prior to the Closing Date.

18. A copy of any other customary corporate document, authorisation, opinion or assurance specified by the Agent

19.    Each Certain Funds Representation being true and accurate in all material respects (provided that, to the extent that any such representation is already qualified by materiality, it shall be true and accurate in all respects).

20.    Since 31 December 2013, there having not been any change, event, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement) other than as set forth in Section 3.08 of the Company Disclosure Letter (as defined in the Merger Agreement).

21.    To the extent that any Borrower is incorporated outside of France, such other deliverables of the nature set forth in paragraphs 6 to 16 above which are customarily required  as conditions to funding for debt facilities of the same nature as the Facility.

Miscellaneous Provisions:

The Facility Agreement will contain provisions relating to, among other things, default interest (interest on overdue amounts to be increased by 1% per annum), market disruption, breakage costs (actual costs only and subject to a duty to mitigate on the part of the Lenders), tax gross up (subject to a duty to mitigate on the part of the Lenders) and customary limitations / exclusions clauses with respect to Lenders established in a non-cooperative state or jurisdiction and payments to bank accounts located in a non-cooperative state or jurisdiction and indemnities (provided that the beneficiary of the indemnity has not been negligent, not committed intentional or wilful misconduct, not committed any fraud and not breached any of its contractual obligations), increased costs (subject to a duty to mitigate on the part of the Lenders but including a carve-in in respect of Basel III, CRD IV and Dodd-Frank costs), set-off and administration, all based on the Existing Facility Agreement, plus customary provisions relating to a USA PATRIOT Act notice and a jury trial waiver[2].

Costs and Expenses:	As per the Existing Facility Agreement.

Governing Law:	French law.

Jurisdiction:	Courts of Paris, France.

Language of the Documentation:	English.

2                                         The tax gross up and related matters remain subject to review and negotiation, in the case of a Borrower incorporated in the United States of America.

APPENDIX 1

SANCTIONS PROVISION

DEFINITIONS

“Restricted Person” means any person or entity that is:

a)            listed on, or owned or controlled by, or acting on behalf of, a person or entity listed on, a Sanctions List;

b)           the government of a Sanctioned Country;

c)            located in or incorporated under the laws of any Sanctioned Country; or

d)         to the best of the knowledge of any member of the Group (which shall be defined to include the Company and its subsidiaries) (acting with due care and enquiry), otherwise a target of Sanctions;

“Sanctioned Country” means a country or territory which is subject to:

a)            general trade, economic or financial sanctions or trade embargoes imposed, administered or enforced by (i) the US government and administered by OFAC, (ii) The United Nations Security Council, (iii) the European Union, or (iv) Her Majesty’s Treasury of the United Kingdom; and

b)           general trade, economic or financial sanctions or trade embargoes imposed, administered or enforced by the US State Department, the US Department of Commerce or the US Department of the Treasury;

“Sanctions” means:

a)            economic or financial sanction or trade embargoes imposed, administered or enforced from time to time by (i) The United Nations Security Council, (ii) the European Union, or (iii) Her Majesty’s Treasury of the United Kingdom, each as amended, supplemented or substituted form time to time; and

b)           economic or financial sanctions imposed, administered or enforced from time to time by the US State Department, the US Department of Commerce or the US Department of the Treasury, each as amended, supplemented or substituted form time to time;

“Sanctions List” means any of the lists of specifically designated nationals or designated persons or entities (or equivalent, including, without limitation, the Sectoral Sanctions Identifications List and the List of Foreign Sanctions Evaders) held by:

a)            the US government and administered by OFAC, the US State Department, the US Department of Commerce or the US Department of the Treasury;

b)           The United Nations Security Council;

c)            the European Union; or

d)          Her Majesty’s Treasury of the United Kingdom,

each as amended, supplemented or substituted form time to time;

REPRESENTATION

Sanctions compliance

a)            To our knowledge, having made due and careful enquiries, each member of the Group has conducted its businesses in compliance in all material respects with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 and all other anti-bribery and corruption laws. Each member of the Group has instituted and maintained policies and procedures designed to comply with such laws.

b)           No Member of the Group (i) is a Restricted Person; (ii) has been engaged or is engaging in any transaction, activity or conduct that could reasonably be expected to result in it being designated as a Restricted Person; and/or (iii) has received notice of, or is otherwise aware of, any claim, action, suit, proceedings or investigation involving it with respect to Sanctions.

UNDERTAKING

Sanctions and anti-corruption compliance

a)            The Company will take reasonable steps to procure that each member of the Group will conduct its business in compliance in all material respects with applicable anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 and all other anti-bribery and corruption laws applicable thereto, and will maintain policies and procedures designed to comply with such laws.

b)           The Company will take reasonable steps to procure that no member of the Group (i) becomes a Restricted Person, or (ii) engages in any transaction, activity or conduct that could reasonably be expected to result in it being designated as a Restricted Person.

c)            The Company will procure that no member of the Group will (i) use, lend, contribute or otherwise make available all or any part of the proceeds of any Utilisation or other transaction contemplated by this Agreement directly or indirectly in any manner or for any purpose that would reasonably be expected to result in any person or entity being in breach of any Sanctions or becoming a Restricted Person; or (ii) fund all or part of any payment in connection with a Finance Document out of proceeds derived from business or transactions with a Restricted Person, or from any action which is in breach of any Sanctions.

d)          The representations in paragraphs (a) and (b) above and the undertakings in paragraphs (a) to (c) above shall not be interpreted or applied in relation to any member of the Group to the extent that the obligations thereunder would violate or expose such entity or any director, officer or employee thereof to any liability under any anti-boycott or blocking law, regulation or statute applicable to such entity including without limitation EU Regulation (EC) 2271/96.

Annex II

List of approved financial institutions

Crédit Agricole Corporate and Investment Bank

BNP Paribas

Barclays Bank plc

Citibank International Limited

Crédit Industriel et Commercial (groupe Crédit Mutuel – CIC)

HSBC France

Natixis

Société Générale

ANZ Bank (Europe) Limited

Banco Santander, S.A.

Bank of America Merrill Lynch

Deutsche Bank Luxembourg S.A.

Intesa Sanpaolo S.p.A.

Standard Chartered Bank

UBS Limited

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